                                                                  EXHIBIT (a)(1)


                           OFFER TO PURCHASE FOR CASH

                             AIMCO Properties, L.P.
  is offering to purchase any and all units of limited partnership interest in

                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS
                            for $86 per unit in CASH


Upon the terms and subject to the conditions set forth herein, we will accept all units in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at midnight, New York City time, on November 22, 1999, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer is not subject to a minimum number of units being tendered.



         SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We determined the offer price of $86 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

         o Although your partnership's agreement of limited partnership provides for termination in the year 2017, the prospectus pursuant to which the units were sold in 1986 indicated that the properties owned by your partnership might be sold within 5 to 7 years of their acquisition if conditions permitted.

         o Your general partner and the property manager of the residential property are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

         o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


                                                        (continued on next page)

                        --------------------------------

         If you desire accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                October 25, 1999


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(continued from cover page)

         o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

         o It is possible that we may conduct a subsequent offer at a higher price.

         o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

         o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.



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                               TABLE OF CONTENTS

INTRODUCTION................................................................................................1

RISK FACTORS................................................................................................1
     No Third Party Valuation or Appraisal; No Arms-Length Negotiation......................................2
     No Fairness Opinion From a Third Party.................................................................2
     Offer Price May Not Represent Fair Market Value........................................................2
     Offer Price Does Not Reflect Future Prospects..........................................................2
     Offer Price Based on Our Estimate of Liquidation Proceeds..............................................2
     Offer Price May Not Represent Liquidation Value........................................................2
     Continuation of the Partnership; No Time Frame Regarding Sale of Properties............................2
     Holding Units May Result in Greater Future Value.......................................................3
     Conflicts of Interest With Respect to the Offer........................................................3
     No General Partner Recommendation......................................................................3
     Conflicts of Interest Relating to Management Fees......................................................3
     Possible Subsequent Offer at a Higher Price............................................................3
     Recognition of Taxable Gain on a Sale of Your Units....................................................3
     Loss of Future Distributions from Your Partnership.....................................................4
     Possible Increase in Control of Your Partnership by Us.................................................4
     Recognition of Gain Resulting from Possible Future Reduction in Your Partnership Liabilities...........4
     Risk of Inability to Transfer Units for 12-Month Period................................................4
     Potential Delay in Payment.............................................................................5

THE OFFER...................................................................................................5
     Section 1.   Terms of the Offer; Expiration Date; Proration............................................5
     Section 2.   Acceptance for Payment and Payment for Units..............................................5
     Section 3.   Procedure for Tendering Units.............................................................7
     Section 4.   Withdrawal Rights.........................................................................9
     Section 5.   Extension of Tender Period; Termination; Amendment........................................9
     Section 6.   Certain Federal Income Tax Matters.......................................................10
     Section 7.   Effects of the Offer.....................................................................13
     Section 8.   Information Concerning Us and Certain of Our Affiliates..................................14
     Section 9.   Background and Reasons for the Offer.....................................................15
     Section 10.  Position of the General Partner of Your Partnership With Respect to the Offer............24
     Section 11.  Conflicts of Interest and Transactions with Affiliates...................................24
     Section 12.  Future Plans of the Purchaser............................................................25
     Section 13.  Certain Information Concerning Your Partnership..........................................26
     Section 14.  Voting Power.............................................................................31
     Section 15.  Source of Funds..........................................................................31
     Section 16.  Dissenters' Rights.......................................................................31
     Section 17.  Conditions of the Offer..................................................................32
     Section 18.  Certain Legal Matters....................................................................33
     Section 19.  Fees and Expenses........................................................................34

ANNEX I  -  OFFICERS AND DIRECTORS........................................................................I-1


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                                  INTRODUCTION

         We are offering to purchase any and all units for the purchase price of $86 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

         Upon the terms and subject to the conditions set forth herein, we will accept all units validly tendered in response to our offer. If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in Section 4 and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

         We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any taxes that arise from your sale of units. You will also have to pay any fees or commissions imposed by your broker, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive (as a result of proration or otherwise).

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer -- Section 17." You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         Our offer will expire at midnight, New York City time, on November 22, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after December 23, 1999.

         We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of June 30, 1999, AIMCO owned or managed 369,404 apartment units in 2,037 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

                                  RISK FACTORS

         Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:



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NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION

         We did not base our valuation of the properties owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.

NO FAIRNESS OPINION FROM A THIRD PARTY

         We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

         There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

OFFER PRICE DOES NOT REFLECT FUTURE PROSPECTS

         Except for the one commercial property, our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's residential property. The commercial property value is based on offers for such property.

OFFER PRICE BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS

         The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used for the residential property the direct capitalization method to estimate the value of your partnership's properties because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to your partnership's property income for the year ended December 31, 1998. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE

         The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

CONTINUATION OF THE PARTNERSHIP; NO TIME FRAME REGARDING SALE OF PROPERTIES

         Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Your partnership currently holds two commercial properties, Phoenix Business Campus located in Atlanta, Georgia, and Florida #1 Mini Warehouse located in Davie, Florida, and are currently being marketed for sale. While these offers have been received for the purchase of such property, it is unknown whether or not such property will be sold and for what price. The general partner of your partner ship believes that the market for the sale of commercial properties is strong at this time. However, it is not known when the residential property owned by your partnership may be sold. There may be no way to liquidate your investment in a partnership in the future until the residential property is sold and the partnership is liquidated. The general partner of your partnership continually considers whether a

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property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a property sale of the residential property would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of property. We cannot predict when any property will be sold or otherwise disposed of.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

         Although a liquidation of your partnership is not currently contemplated in the near future, you might receive more value if you retain your units until your partnership is liquidated.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

         The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.

NO GENERAL PARTNER RECOMMENDATION

         The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO MANAGEMENT FEES

         Since we or our subsidiaries receive fees for managing your partnership and its residential property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the residential property manager of any property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE

         It is possible that we may conduct a subsequent offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

         Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the



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unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP

         If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

         Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire 24,269.5 additional units, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES

         Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units and the liabilities of your partnership were to be reduced, you would be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD

         Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



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POTENTIAL DELAY IN PAYMENT

         We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended indefinitely, and no payment will be made in respect of rendered units until the expiration of the offer and acceptance of units for payment.


                                    THE OFFER

SECTION 1.    TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

         Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) any and all units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer -- Section 4." For purposes of the offer, the term "expiration date" shall mean midnight, New York City time, on November 22, 1999, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5" for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

         The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

         If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

         If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in Section 4 and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. In such case, you would continue to be a limited partner and receive a K-1 for tax reporting purposes.

         The offer is conditioned on satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. See "The Offer -- Section 17," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners,
(ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. The transfer of units will be effective August 1, 1999.

         This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of October 25, 1999.

SECTION 2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

         Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, any and all units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other



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qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer -- Section 3." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

         We will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered, with appropriate adjustments to avoid purchases that would violate the agreement of limited partnership of your partnership and any relevant procedures or regulations promulgated by the general partner. Accordingly, in some circumstances, we may pay you the full offer price and accept an assignment of your right to receive distributions and other payments and an irrevocable proxy in respect of the units and defer, perhaps indefinitely, the transfer of ownership of the units on the partnership books. In other circumstance we may only be able to purchase units which, together with units previously transferred within the preceding twelve months, do not exceed 50% of the outstanding units.

         If more units than can be purchased under the partnership agreement are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified herein, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for those units so tendered which do not violate the terms of the partnership agreement, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to the maximum number we can purchase under the partnership agreement, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

         If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 ("Exchange Act") to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

         For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

         If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under "The Offer
-- Section 17," the Information Agent may, nevertheless, on our behalf retain tendered units, and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in "The Offer -- Section 4"; subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

         We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our



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obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

SECTION 3.    PROCEDURE FOR TENDERING UNITS.

         VALID TENDER. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

         SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

         In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

         THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with out directions. The proxy and power of attorney granted by you to us upon your execution of the letter of transmittal will remain effective and be irrevocable for a period of ten years following the termination of our offer.

         By executing the letter of transmittal, you also irrevocably constitute and appoint us and our managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units. You will agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

         If you tender units through the enclosed letter of transmittal you will irrevocably constitute and appoint us and any of our designees as your true and lawful agent and attorney-in-fact with respect to such units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to withdraw any or all of such units that have been previously tendered in response to any other tender or exchange offer, provided that the price per unit we are offering is equal to or higher than the price per unit being offered in the other tender or exchange offer. Such appointment is effective upon the receipt of such letter of transmittal and shall continue to be effective unless and until you withdraw such units from this offer prior to the expiration date.

         ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

         DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

         BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer -- Section 6."

         FIRPTA WITHHOLDING. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer -- Section 6."

         TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

         BINDING AGREEMENT. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

SECTION 4.    WITHDRAWAL RIGHTS.

         You may withdraw tendered units at any time prior to the expiration date or on or after December 23, 1999, if the units have not been previously accepted for payment.

         For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

         If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

         Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer -- Section 3."

         All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 5.    EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

         If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer -- Section 4"; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

         If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

SECTION 6.    CERTAIN FEDERAL INCOME TAX MATTERS.

         The following summary is a general discussion of certain of the United States federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

         THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF A UNITHOLDER PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF

SELLING THE LIMITED PARTNERSHIP INTERESTS IN YOUR PARTNERSHIP REPRESENTED BY UNITS PURSUANT TO OUR OFFER OR OF A DECISION NOT TO SELL IN LIGHT OF YOUR SPECIFIC TAX SITUATION.

         TAX CONSEQUENCES TO LIMITED PARTNERS TENDERING UNITS FOR CASH. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to a unit of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue Code). Thus, your taxable gain and tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

         ADJUSTED TAX BASIS. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

         CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property.

         If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

         PASSIVE ACTIVITY LOSSES. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

         Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will generally be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.

         INFORMATION REPORTING, BACKUP WITHHOLDING AND FIRPTA. If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up United States federal income tax withholding of 31% with respect to the payment of the offer consideration, you are generally required to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

         Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to federal income tax under the Foreign Investment in Real Property Tax Act of 1980. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's United States federal income tax liability and, if in excess thereof, a refund could be claimed from the Internal Revenue Service by filing a United States income tax return. See the instructions to the letter of transmittal.

         TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS. Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that our acquisition of units pursuant to the offer alone or in combination with other transfers of interests in your partnership could result in such a termination of your partnership. If your partnership is deemed to terminate for tax purposes, the following Federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

         A remaining limited partner will generally not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining limited partners in the old partnership will carry over intact into the new partnership. A termination may change (and possibly shorten) a remaining partner's holding period with respect to its retained units in your partnership for United States federal income tax purposes.

         The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining limited partners for a number of years following consummation of the offer (thereby increasing the taxable income allocable to their units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.

         Elections as to certain tax matters previously made by the old partnership prior to termination will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

         Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all limited partners. In the case of a remaining limited partner or a partially tendering limited partner reporting on a tax year other than a calendar year, the closing of the partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such limited partner's taxable income for the year of termination.

SECTION 7.    EFFECTS OF THE OFFER.

         FUTURE CONTROL BY AIMCO. Because the general partner of your partnership is our subsidiary, we have control over the management of your partnership. If we are successful in acquiring more than 24,269.5 units pursuant to the offer, we will own more than 50% of the outstanding units and, as a result, will be able to control the outcome of all voting decisions with respect to your partnership. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 31.2% of the outstanding units, we will be able to significantly influence the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the residential property owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible.

         DISTRIBUTIONS TO US. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

         PARTNERSHIP STATUS. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

         BUSINESS. Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the residential property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of any partnership, the business and properties owned by your partnership, the management compensation payable to your general partner or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's residential property.

         EFFECT ON TRADING MARKET; REGISTRATION UNDER 12(g) OF THE EXCHANGE ACT. If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In the case of your partnership, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

         The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the Securities and Exchange Commission ("SEC") and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Because the units are widely held, however, we believe that, even if we purchase the maximum number of units in the offer, the units will be held of record by more than 300 person. Your partnership currently has 2,185 unitholders of record. If units are tendered which would result in less than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder to assure that there are more than 300 unitholders after the offer. See "The Offer --
Section 1. Terms of the Offer; Expiration Date."

SECTION 8.    INFORMATION CONCERNING US AND CERTAIN OF OUR AFFILIATES.

         We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, we believe that, as of June 30, 1999, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 369,404 apartment units in 2,037 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of June 30, 1999, AIMCO:

         o        owned or controlled 64,640 units in 240 apartment properties;

         o held an equity interest in 168,817 units in 887 apartment properties; and

         o managed 136,523 units in 940 apartment properties for third party owners and affiliates.

         Our general partner is AIMCO-GP, Inc., which is a wholly-owned subsidiary of AIMCO. Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

         The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our subsidiary) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

         We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

         For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1998 and the Quarterly Report for the quarterly periods ended March 31, 1999 and June 30, 1999 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by it with the SEC.

         Except as described below in "The Offer -- Section 9" and "The Offer --
Section 11", neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) has effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies (except for previous tender offers we may have conducted for units).

SECTION 9.    BACKGROUND AND REASONS FOR THE OFFER.

         GENERAL. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

         On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the residential property owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 31.2% of your partnership's outstanding limited partnership units.

         During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible for us to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 105 of the Insignia Partnerships, including your partnership.

         PRIOR TENDER OFFERS. Prior to the Insignia Merger, a number of tender offers had been made to acquire units of your partnership. On December 1997, IPT , then an affiliate of Insignia and now our affiliate, commenced a tender offer for $68 per unit. On May 19, 1999, we commenced a tender offer for $86 per unit. A total of 9,891 units, representing 7.68% of the outstanding units, were validly tendered at such price pursuant to the offer and thereafter.

         On April 23,1999, Everest Investors 12, L.L.C., then an affiliate of Insignia and now our affiliate, together with Insignia Properties, L.P., Insignia Properties Trust, and Insignia Financial Group, Inc., commenced a tender offer for $40 per unit. Recently, Madison Liquidity Investors 104, L.L.C. commenced a tender offer for up to 4.9% of the outstanding units at $50 per unit.

         We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

         CERTAIN LITIGATION. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (including your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.

         ALTERNATIVES CONSIDERED BY YOUR GENERAL PARTNER. Before we commenced this offer, your general partner (which is our subsidiary) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

         LIQUIDATION

         One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties). Currently, your partnership is marketing for sale of its two commercial properties.

         However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the residential real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Liquidation of the partnership assets may trigger a substantial prepayment penalty under the mortgages for the properties. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Investment Objectives and Policies; Sale or Financing of Investments."

         CONTINUATION OF THE PARTNERSHIP WITHOUT THE OFFER

         A second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership. Currently, your partnership is marketing its two commercial properties for sale and has received offers for such property.

         There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties owned by your partnership.

         SALE OF ASSETS

         Your partnership could sell the properties it owns and not liquidate. Your general partner (which is our subsidiary) considers the sale of partnership properties from time to time. However, any such sale would likely be a taxable transaction, and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

         ALTERNATIVE TRANSACTIONS CONSIDERED BY US. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

         DETERMINATION OF OFFER PRICE. In establishing the offer price, we reviewed certain publicly available information and certain information made available to us by the general partner (which is our subsidiary) and our other affiliates, including among other things: (i) the agreement of limited partnership, as amended to date; (ii) the partnership's Annual Report on Form 10-KSB for the year ended December 31, 1998; (iii) unaudited results of operations of the partnership's properties for the period since the beginning of the partnership's current fiscal year and to date in 1999; (iv) the operating budgets prepared by the residential property manager with respect to the partnership's properties for the year ending December 31, 1999; and (v) tender offer statements, solicitation/recommendation statements and beneficial ownership reports on Schedules 14D-1, 14D-9 and 13D. Our determination of the offer price was based on our review and analysis of the foregoing information, the other financial information and the analyses concerning the partnership summarized below.

         VALUATION OF UNITS. We determined our offer price by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used your partnership's property income for the year ended December 31, 1998. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the property's mortgage debt bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25% The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

         Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's property income for the year ended December 31, 1998, to your partnership's net operating income for the same period:

          Net Income (Loss)...........................       $  639,000
          Other Non-Operating Expense.................        8,073,000
          Depreciation................................          537,000
          Interest....................................          185,000
                                                             ----------
          Property Income.............................       $9,434,000

         Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

     o First, we estimated the value of the residential property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the fiscal 1998 property income by the property's capitalization rate to derive an estimated gross property value as described in the following table. Your partnership currently holds two commercial properties, Phoenix Business Campus located in Atlanta, Georgia, and Florida #1 Mini-Warehouse located in Davie, Florida. These properties are currently being marketed for sale and the table below reflects the current offers to purchase the properties. If we have received any offers to purchase a property, the value we used is the highest offer, which is then discounted to reflect the uncertainty of the actual closing price for a sale and the likelihood of price negotiations up until the closing date.

             Property                                          Offer Price
             --------                                          -----------
             Phoenix Business Campus.........................  $5,300,000
             Florida #11 Min-Warehouse.......................   5,300,000



                                           ESTIMATED FISCAL
                                            1999 PROPERTY       CAPITALIZATION      ESTIMATED GROSS
                     PROPERTY                   INCOME               RATE           PROPERTY VALUE
                     --------              ----------------     --------------      --------------
Cedar Brooke Apartments                        $424,000             10.50%            $ 4,035,000
Pheonix Business Campus                             N/A               N/A               4,505,000
Florida #11 Mini-Warehouse                          N/A               N/A               4,505,000
                                                                                      -----------
Estimated Total Gross Property Value                                                  $13,045,000


         o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs, including required capital expenditures, deferred maintenance, and closing costs, to derive a net equity value for your partnership of $11,165,168. Closing costs, which are estimated to be 5% of the gross property value, include legal and accounting fees, real property transfer taxes, title and escrow costs and broker's fees.

         o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99.19% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner.


Gross valuation of partnership properties .............................    $13,045,000
Plus:  Cash and cash equivalents.......................................      1,753,751
Plus:  Other partnership assets, net of security deposits..............        490,495
Less:  Mortgage debt, including accrued interest.......................     (2,339,202)
Less:  Accounts payable and accrued expenses...........................        (13,870)
Less:  Other liabilities...............................................       (143,829)
                                                                           -----------
Partnership valuation before taxes and certain costs...................    $12,792,344

Less:  Disposition fees....................................................              (391,350)
Less:  Extraordinary capital expenditures for deferred maintenance.........              (583,576)
Less:  Closing costs.......................................................              (652,250)
                                                                               ------------------
Estimated net valuation of your partnership................................           $11,165,168
Percentage of estimated net valuation allocated to holders of units........                99.19%
                                                                               ------------------
Estimated net valuation of units...........................................           $11,074,337
          Total number of units............................................               128,810
                                                                               ------------------
Estimated valuation per unit...............................................    $               86
                                                                               ------------------
Cash consideration per unit................................................    $               86
                                                                               ------------------

         COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION. To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; (c) your general partner's estimate of net asset value; (d) an affiliate's estimate of net liquidation value; and (e) the recent appraisals of your partnership's properties. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

         The results of these comparative analyses are summarized in the chart below. You should bear in mind that some of the alternative values are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things, the operating results, if any since December 31, 1999 as to income and expenses of the property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated.

         In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's properties is sold and changes in availability of capital to finance acquisitions of apartment properties.

         Under your partnership's agreement of limited partnership, the term of the partnership will continue until 2035, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                COMPARISON TABLE

                                                             PER UNIT
                                                             --------
Cash offer price ....................................        $  86.00
Alternatives
   Prior cash offer price............................        $  86.00
   Prices on secondary market........................        $  57.00-86.00
   Estimated liquidation proceeds....................        $  86.00
   General partner's estimate of net asset value.....        $ 101.00
   Affiliate's estimate of net liquidation value.....        $  89.27
   Madison's Competing Tender Offers.................        $  50.00

         PRICES ON SECONDARY MARKET

         Secondary market sales information is not a reliable measure of value because of the limited amount of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

         Prior to our acquisition of the general partner, the general partner received from time to time information on the prices at which units were sold; however, it did not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often did not include the requested price information or contained conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices. According to information obtained from your general partner (which is our subsidiary) from January 1, 1996 to September 30, 1998, an aggregate of 43,406.50 units (representing approximately 33.71% of the total outstanding units) were transferred (including any tender offers) in sale transactions. Set forth in the table below are the high and low sales prices of units for the quarterly periods from January 1, 1996 to September 30, 1998, as reported by your general partner:

      SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE GENERAL PARTNER


                                                                               HIGH             LOW
                                                                              ------           ------
Fiscal Year Ended December 31, 1998:
     Third Quarter........................................................    $65.00           $55.00
     Second Quarter.......................................................     69.13            31.17
     First Quarter........................................................     74.00            49.00
Fiscal Year Ended December 31, 1997:
     Fourth Quarter.......................................................     65.00            35.00
     Third Quarter........................................................     96.00            31.00
     Second Quarter.......................................................     72.00            35.00
     First Quarter........................................................    170.00            35.00
Fiscal Year Ended December 31, 1996:
     Fourth Quarter.......................................................     71.00            45.00
     Third Quarter........................................................     65.00            17.00
     Second Quarter.......................................................     67.00            35.00
     First Quarter........................................................     87.00            35.00

         Set forth below are the high and low sale prices of units for the years ended December 31, 1996, 1997, 1998 and the seven months ended July 31, 1999, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE PARTNERSHIP SPECTRUM


                                                                  HIGH      LOW
                                                                 -----     -----
9 Months Ended July 31, 1999:................................    86.00     60.00
Fiscal Year Ended December 31, 1998:.........................    66.80     57.00
Fiscal Year Ended December 31, 1997:.........................    67.00     57.00
Fiscal Year Ended December 31, 1996:.........................    -----     -----

         Set forth in the table below are the high and low sales prices of units for the year ended December 31, 1998 and the 9 months ended September 30, 1999, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and the other services may contain prices for units that equal or exceed sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP
                                      BOARD

                                                                               HIGH              LOW
                                                                              -----             -----
9 Months Ended September 30, 1999:...................................         86.00             60.00
Fiscal Year Ended December 31, 1998:.................................         66.80             57.00

APPRAISALS

         Certain of your partnership's properties were appraised in 1996 by an independent third party appraiser, Koeppel Tener Real Estate Services, Inc. (the "Appraiser"), in connection with a requirement in your partnership's agreement of limited partnership and not in connection with this offer. According to the appraisal reports, the scope of the appraisals included an inspection of the properties and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice, and in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (known as "FIRREA"). The estimated market value of the fee simple estate of each such property is as follows:

                 Property Name                              Appraised Value
            -----------------------                         ---------------
            Cedar Brooke Apartments                           $3,600,000


         The total appraised value of the property is $3,600,000. However, the appraisals do not reflect the mortgage encumbering each property, other assets and liabilities of the partnership or any costs of sale of the property. Using the appraisal amounts instead of the "Estimated gross valuation of partnership properties" in the table in "Valuation of Units" would result in a higher amount per unit than our offer.

         We believe that, based on the condition of the property, the appraisals substantially overstate their value. The appraisals did not take into account the deferred maintenance costs of the partnership's property. Therefore, we believe that the appraisals are less meaningful than our valuation analysis described above.

                  ESTIMATED LIQUIDATION PROCEEDS

                  Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis assumes that your partnership's properties are sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership are sold at their book value, and that the net proceeds of sale are allocated to your partners in accordance with your partnership's agreement of limited partnership.

                  The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets are disposed of in an orderly manner and are not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

                  GENERAL PARTNER'S ANNUAL ESTIMATES OF NET ASSET VALUE

                  Your general partner (which is our subsidiary) prepared an estimate of your partnership's net asset value per unit in connection with an offer to purchase up to 30% of the outstanding units commenced by an unaffiliated party in 1996. That estimate of your partnership's net asset value per unit as of 1996 was $101. This estimated net asset value is based on a hypothetical sale of the partnership's properties and the joint venture's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have liquidation value, after provision in full for all of the other known liabilities of your partnership and the joint venture. This net asset value does not take into account (i) timing considerations, (ii) costs associated with winding up the partnership and the joint venture, or (iii) the distribution paid by your partnership of 7.68 per unit for the fiscal year ended December 31, 1998. Therefore, we believe that this estimate of net asset value per unit does not necessarily represent either the fair market value of a unit or the amount a limited partner reasonably could expect to receive if the partnership's properties were sold and the partnership was liquidated. For this reason, we considered this net asset value estimate to be less meaningful in determining the offer price than the valuation analysis described above.

                  AFFILIATE'S ESTIMATE OF NET LIQUIDATION VALUE

                  An affiliate of your general partner which is now an affiliate of ours, prepared an estimate of your partnership's net liquidation value per unit in connection with a tender offer by an unaffiliated party to purchase units for $68 each which closed in December 1997. That estimate of your partnership's net liquidation value per unit as of December 1997 was $89.27. This estimated net liquidation value is based on an income capitalization approached similar to the one we used, adjusted for your partnership's other assets and liabilities (excluding prepaid and deferred expenses and security deposits). Four percent was then deducted from the resulting amount to cover the estimated costs of selling the properties. This final amount was then divided by the number of units outstanding to obtain the $86 per unit. While this value is higher than our offer price per unit, because different income and capitalization rates were used and we believe that the income capitalization amounts used overstate the value of the properties.

                  ALLOCATION OF CONSIDERATION. We have allocated to the limited partners the amount of the estimated net valuation of your partnership based on your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time.

SECTION 10. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER.

                  The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

                  o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

                  o Our offer price, and the method we used to determine our offer price.

                  o The fact that the price offered for your units is based on an estimated value of your partnership's properties that has been determined using a method believed to reflect the valuation of such assets by buyers in the market for similar assets.

                  o Prices at which the units have recently sold, to the extent such information is available.

                  o The absence of an established trading market for your units.

                  o An analysis of possible alternative transactions, including liquidation and continuation without the option of the offer.

                  o An evaluation of the financial condition and results of operations of your partnership including the increase/decrease in property income of your partnership from $9,434,000 for the year ended December 31, 1997 to $5,564,687 for the year ended December 31, 1998.

                  The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

SECTION 11.       CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

                  CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary of AIMCO on February 26, 1999 when IPT merged with AIMCO. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. As a consequence of our ownership of units, we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk Factors -- Conflicts of Interest With Respect to the Offer." Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units pursuant to the offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

                  CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP. We own both the general partner of your partnership and the property manager of your partnership's residential property. The general partner of your partnership received total fees and reimbursements of $237,00 in 1996, $293,000 in 1997 and $282,000
in 1998. The property manager for the residential property received management fees of $95,000 in 1996, $108,000 in 1997 and $110,000 in 1998. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's residential property.

                  COMPETITION AMONG PROPERTIES. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where your partnership properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

                  FUTURE OFFERS. Although we have no current plans to conduct future tender offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

SECTION 12.       FUTURE PLANS OF THE PURCHASER.

                  As described above under "The Offer -- Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of the residential property. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

                  Although we have no present intention to do so, we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy your partnership's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

                  Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or any of your partnership's subsidiaries; a sale or transfer of a material amount of your partnership's assets (or assets of the partnership's subsidiaries); any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization or distribution policy; or any other material changes in your partnership's structure or business. We or our affiliates may loan funds to your partnership which may be secured by your partnership's properties. If any such loans are made, upon default of such loans, the lender could seek to foreclose on the loan and related mortgage or security interest. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

                  We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities

(including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 31.2% of the outstanding limited partnership units we will be able to significantly influence the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

SECTION 13.       CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP.

                  GENERAL. Johnstown/Consolidated Income Partners was organized on January 9, 1986, under the laws of the State of California. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offer potential capital appreciation and cash distributions to its limited partners.

                  Your partnership's investment portfolio currently consists of the following one residential property Cedar Brooke Apartments, a 158-unit complex in Independence, Missouri. Your partnership also owns the following commercial properties: Phoenix Business Campus, a 79,854 square foot property located in Atlanta, Georgia, and Florida #11 Mini-Warehouse, a 64,240 square foot storage center located in Davie, Florida.

                  The general partner of your partnership is ConCap Equities, Inc., which is a wholly owned subsidiary of AIMCO. A wholly owned subsidiary of AIMCO serves as manager of the residential property owned by your partnership. As of December 31, 1998, there were 128,810 units issued and outstanding, which were held of record by 2,185 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

                  For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-KSB which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

                  INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS. In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the properties' operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the residential property were in 1998 compared to 1997. In particular, the general partner noted that it expects to spend approximately $615,000 for capital improvements at the residential property in 1999 to repair and update the property's landscaping and irrigation, parking lot and pool and exterior. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the residential property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the residential property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the residential property.

                  The general partner believes that the market for the sale of commercial properties is strong at this time. Your partnership is currently marketing its two commercial properties and has received one offer for such properties.

                  ORIGINALLY ANTICIPATED TERM OF PARTNERSHIP. Your partnership's prospectus, dated December 10, 1986, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's properties would be sold within 5 to 7 years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2017. The partnership currently owns one apartment property and two commercial properties. Your general partner (which is our subsidiary) continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. As noted above, the general partner is currently marketing the commercial properties for sale. We cannot predict when any of the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the residential property in the near future.

                  Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2017, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                  Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs, which are budgeted at $615,000 for 1999, are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

                  COMPETITION. There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While AIMCO is a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999 our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

                  FINANCIAL AND PROPERTY-RELATED DATA. The selected financial information of your partnership set forth below for the years ended December 1998 and 1997 is based on audited financial statements. The selected financial information set forth below for the six months ended June 30, 1999 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1998, and the Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)


                                                FOR THE YEAR ENDED       FOR THE SIX MONTHS ENDED
                                                   DECEMBER 31,                  JUNE 30,
                                              ----------------------     ------------------------
                                                1998          1997          1999          1998
                                              --------      --------      --------      --------
OPERATING DATA:
  Total Revenues ............................... 2,676         2,687         1,279         1,494
  Net Income (Loss) ............................   639           541           258           470
  Net Income per limited partnership unit ......  4.91          4.16          1.98          3.61
  Distributions per limited partnership unit ...  7.69          7.69            --          7.69


                                                   DECEMBER 31,                  JUNE 30,
                                              ----------------------      ----------------------
                                                1998          1997          1999          1998
                                              --------      --------      --------      --------
BALANCE SHEET DATA:
  Cash and Cash Equivalents .................... 1,754         2,770         2,163         1,729
  Real Estate, Net of Accumulated
Depreciation ................................... 7,111         6,899         6,932         7,007
  Total Assets ................................. 9,693        10,328         9,984         9,615
  Notes Payable ................................ 2,325         2,325         2,325         2,325
  General Partners' Capital (Deficit) ..........  (175)         (171)         (172)         (176)
  Limited Partners' Capital (Deficit) .......... 7,310         7,667         7,565         7,142
  Partners' Capital (Deficit) .................. 7,135         7,496         7,393         6,966
  Total Distributions ..........................(1,000)       (1,000)           --        (1,000)
  Net increase (decrease) in cash and
   cash equivalents ............................(1,106)        1,187           409        (1,041)
  Net cash provided by operating
   activities ..................................   641           692           566           263


         DESCRIPTION OF PROPERTIES. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of your partnership's properties.


                                              Date of
                Property                     Purchase            Type of Ownership                Use
                --------                     --------            -----------------                ---
Cedar Brooke Apartments,
  Independence, Missouri................     02/27/87      Fee ownership subject to first     Apartment
Florida #11 Mini-Warehouse,                                mortgage                           158 units
  Davie, Florida........................     10/15/90      Fee ownership                      Storage Center
Phoenix Business Campus,                                                                      64,240 sq. ft.
  Atlanta, Georgia......................     08/26/86      Fee ownership                      Office Building
                                                                                              79,854 sq. ft.

         ACCUMULATED DEPRECIATION SCHEDULE. The following shows the gross carrying value, accumulated depreciation and federal tax basis of each of your partnership's properties as of December 31, 1998.


                                                Gross
                                               Carrying       Accumulated                                  Federal
             Property                           Value         Depreciation         Rate      Method       Tax Basis
             --------                       --------------    ------------      ----------   ------     --------------
                                                     (in thousands)                                     (in thousands)
Cedar Brooke Apartments............         $        4,437    $      2,749      5-19 years      S/L     $        2,490
Florida #11 Mini-Warehouse.........                  2,751             739      5-20 years      S/L              2,302
Phoenix Business Campus............                  6,532           3,121      5-28 years      S/L              2,743
                                            --------------    ------------                              --------------
                                            $       13,720    $      6,609                              $        7,535
                                            ==============    ============                              ==============

         SCHEDULE OF MORTGAGES. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of December 31, 1998.

                                                                                                           Principal
                                            Principal           Stated                                      Balance
                                           Balance At          Interest        Period        Maturity       Due At
              Property                  December 31, 1998        Rate         Amortized        Date        Maturity
              --------                  -----------------      --------       ---------      --------   --------------
                                         (in thousands)                                                 (in thousands)
Cedar Brooke Apartments
1st Mortgage.........................              $2,325          7.33%            (1)         11/03           $2,325

---------------------------
(1) Monthly payments of interest only at the stated rate until maturity.

         AVERAGE ANNUAL RENTAL RATES AND OCCUPANCY. The following shows the average annual rental rates and occupancy percentages for each of your partnership's properties during the past two years.


                                              Average Annual Rental Rates             Average Annual Occupancy
                                             ----------------------------             ------------------------
              Property                        1998                  1997               1998              1997
              --------                       ------                ------             ------            ------
Cedar Brooke Apartments................      $6,486                $5,856                 94%               97%
Phoenix Business Campus................                                                   71%               67%
Florida #11 Mini-Warehouse.............                                                   97%               98%

         SCHEDULE OF REAL ESTATE TAXES AND RATES. The following shows the real estate taxes and rates for 1998 for each of your partnership's properties.


             Property                      1998 Billing               1998 Rate
             --------                     --------------              ---------
                                          (in thousands)
Cedar Brooke Apartments                          $49,000                  63.40%
Phoenix Business Campus                           46,000                   1.00%
Florida #1 Mini-Warehouse                         71,000                   2.50%


         PROPERTY MANAGEMENT. Your partnership's residential property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's residential property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

         DISTRIBUTIONS. The following table shows, for each of the years indicated, the distributions paid per unit for such years.


                    YEAR ENDED DECEMBER 31           AMOUNT
                    ----------------------         -----------
                    1995.....................      $      7.68
                    1996.....................             7.69
                    1997.....................             7.68
                    1998.....................             7.68
                                                   -----------
                              Total..........      $     30.73
                                                   ===========

         OPERATING BUDGETS OF THE PARTNERSHIP. A summary of the operating budgets of your partnership's properties for the year ending on December 31, 1999 is as follows:

                          FISCAL 1999 OPERATING BUDGET


                                                     OPERATING       REPLACEMENT        DEBT           CAPITAL           NET
PROPERTIES                           REVENUES        EXPENSES         RESERVES        SERVICE       EXPENDITURES      CASH FLOW
----------                          ----------      ----------       -----------      --------      ------------      ---------
Cedar Brooke Apartments             $1,028,850      $ (471,366)      $    59,256      (170,424)         (377,280)     $  69,036
Florida #11 Mini-Warehouse             762,054        (301,332)               --            --           (14,485)     $ 446,237

         The above budget, at the time it was made, was forward-looking information developed by the general partner of your partnership. Therefore, the budget was dependent upon future events with respect to the ability of your partnership to meet such budget. The budget incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While the general partner deemed such budget to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the budgeted results will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

         The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1999 should not necessarily be considered as indicative of what the audited operating results for fiscal 1999 will be.

         BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP. Together with our subsidiaries, we currently own, in the aggregate, approximately 31.2% your partnership's limited partnership units. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) has effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates on a historical basis.

                              PARTNERSHIP         PROPERTY
                               FEES AND          MANAGEMENT
           YEAR                EXPENSES             FEES
           ----                --------          ----------
           1995                $234,000          $  115,000
           1996                 237,000              95,000
           1997                 293,000             108,000
           1998                 282,000             110,000

         LEGAL PROCEEDINGS. Your partnership may be a party to a variety of legal proceedings related to its ownership of the partnership's properties, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.

         ADDITIONAL INFORMATION CONCERNING YOUR PARTNERSHIP. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

SECTION 14.       VOTING POWER.

         Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire 24,269.5 additional units that we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

SECTION 15.       SOURCE OF FUNDS.

         We expect that approximately $7,625,921 will be required to purchase any and all of the limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $10,000). For more information regarding fees and expenses, see "The Offer -- Section 19. Fees and Expenses" below.

         Under our secured $300 million revolving credit facility with Bank of America, BankBoston, N.A. and First Union National Bank, AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The credit facility includes a swing line of up to $30 million. The obligations under the credit facility are secured by AIMCO Properties, L.P.'s pledge of its stock ownership in certain subsidiaries of AIMCO as well as a pledge of its interests in notes issued by it to certain subsidiaries of AIMCO. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR-based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2001 unless extended at the discretion of AIMCO Properties, L.P., at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. The financial covenants contained in the credit facility require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.7 to 1.0 through September 31, 1999 and 1.75 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) (or such amounts as may be necessary for us to maintain our status as a REIT), imposes minimum net worth requirements and provides other financial covenants related to certain of our assets and obligations.

SECTION 16.       DISSENTERS' RIGHTS.

         Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

SECTION 17.       CONDITIONS OF THE OFFER.

         Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase and at or before the expiration of our offer (including any extension thereof), any of the following shall occur or may be reasonably expected to occur:

         (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

         (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in LIBOR the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, in each case, from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (not existing on the date hereof), (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States (not existing on the date hereof),
(vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

         (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of the partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

         (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

         (e) your partnership shall have (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
(vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice,
(viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

         (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, other than acquisitions for bona fide arbitrage purposes, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation or other business combination with or involving your partnership; or

         (g) we shall not have adequate cash or financing commitments available to pay the for the units validly tendered; or

         (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

SECTION 18.       CERTAIN LEGAL MATTERS.

         GENERAL. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

         ANTITRUST. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

         MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

         STATE LAWS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

SECTION 19.       FEES AND EXPENSES.

         Except as set forth in this Section 19, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and its legal fees and expenses.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         We have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer -- Section 13" under "Additional Information Concerning Your Partnership."

                                              AIMCO PROPERTIES, L.P.

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Carla R. Stoner, Senior Vice President - Real Estate Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                         NAME                                          POSITION
                         ----                                          --------
Terry Considine.............................. Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez........................... Vice Chairman, President and Director
Thomas W. Toomey............................. Executive Vice President -- Finance and Administration
Joel F. Bonder............................... Executive Vice President, General Counsel and Secretary
Patrick J. Foye.............................. Executive Vice President
Paul J. McAuliffe............................ Executive Vice President--Capital Markets and Chief Financial Officer
Steven D. Ira................................ Executive Vice President and Co-Founder
Harry G. Alcock.............................. Senior Vice President -- Acquisitions
Richard S. Ellwood........................... Director
J. Landis Martin............................. Director
Thomas L. Rhodes............................. Director
John D. Smith................................ Director



                   NAME            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                   ----            ---------------------------------------------
Terry Considine...................  Chief Executive Officer of AIMCO and
                                    AIMCO-GP since July 1994. He is the sole
                                    owner of Considine Investment Co. and prior
                                    to July 1994 was owner of approximately 75%
                                    of Property Asset Management, L.L.C.,
                                    Limited Liability Company, a Colorado
                                    limited liability company, and its related
                                    entities (collectively, "PAM"), one of
                                    AIMCO's predecessors. On October 1, 1996,
                                    Mr. Considine was appointed Co-Chairman and
                                    director of Asset Investors Corp. and
                                    Commercial Asset Investors, Inc., two other
                                    public real estate investment trusts, and
                                    appointed as a director of Financial Assets
                                    Management, LLC, a real estate investment
                                    trust manager. Mr. Considine has been
                                    involved as a principal in a variety of real
                                    estate activities, including the
                                    acquisition, renovation, development and
                                    disposition of properties. Mr. Considine
                                    has also controlled entities engaged in
                                    other businesses such as television
                                    broadcasting, gasoline distribution and
                                    environmental laboratories. Mr. Considine
                                    received a B.A. from Harvard College, a J.D.
                                    from Harvard Law School and was formerly
                                    admitted as a member of the Massachusetts
                                    Bar (inactive).


                   NAME            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                   ----            ---------------------------------------------
Peter K. Kompaniez................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was
                                    appointed President of AIMCO in July 1997.
                                    Mr. Kompaniez has served as Vice President
                                    of AIMCO-GP from July 1994 through July 1998
                                    and was appointed President in July 1998.
                                    Mr. Kompaniez has been a director of
                                    AIMCO-GP since July 1994. Since September
                                    1993, Mr. Kompaniez has owned 75% of PDI
                                    Realty Enterprises, Inc., a Delaware
                                    corporation ("PDI"), one of AIMCO's
                                    predecessors, and serves as its President
                                    and Chief Executive Officer. From 1986 to
                                    1993, he served as President and Chief
                                    Executive OFficer of Heron Financial
                                    Corporation ("HFC"), a United States holding
                                    company for Heron International, N.V.'s real
                                    estate and related assets. While at HFC, Mr.
                                    Kompaniez administered the acquisition,
                                    development and disposition of approximately
                                    8,150 apartment units (including 6,217 units
                                    that have been acquired by the AIMCO) and
                                    3.1 million square feet of commercial real
                                    estate. Prior to joining HFC, Mr. Kompaniez
                                    was a senior partner with the law firm of
                                    Loeb and Loeb where he had extensive real
                                    estate and REIT experience. Mr. Kompaniez
                                    received a B.A. from Yale College and a J.D.
                                    from the University of California (Boalt
                                    Hall).

Thomas W. Toomey..................  Mr. Toomey has served as Senior Vice
                                    President -- Finance and Administration of
                                    AIMCO since January 1996 and was promoted to
                                    Executive Vice-President -- Finance and
                                    Administration in March 1997. Mr. Toomey has
                                    been Executive Vice President -- Finance and
                                    Administration of AIMCO-GP similar capacity
                                    with Lincoln Property Company ("LPC") as
                                    well as Vice President/Senior Controller and
                                    Director of Administrative Services of
                                    Lincoln Property Services where he was
                                    responsible for LPC's computer systems,
                                    accounting, tax, treasury services and
                                    benefits administration. From 1984 to 1990,
                                    he was an audit manager with Arthur Andersen
                                    & Co. where he served real estate and
                                    banking clients. From 1981 to 1983, Mr.
                                    Toomey was on the audit staff of Kenneth
                                    Leventhal & Company. Mr. Toomey received a
                                    B.S. in Business Administration/Finance from
                                    Oregon State University and is a Certified
                                    Public Accountant.

Joel F. Bonder....................  Mr. Bonder has served as Executive Vice
                                    President and General Counsel of AIMCO since
                                    December 8, 1997. Mr. Bonder has been
                                    Executive Vice President and General Counsel
                                    of AIMCO-GP since July 1998. Prior to
                                    joining AIMCO, Mr. Bonder served as Senior
                                    Vice President and General Counsel of NHP
                                    Incorporated from April 1994 until December
                                    1997. Mr. Bonder served as Vice President
                                    and Deputy General Counsel of NHP
                                    Incorporated from June 1991 to March 1994
                                    and as Associate General Counsel of NHP from
                                    1986 to 1991. From 1983 to 1985, Mr. Bonder
                                    was with the Washington, D.C. law firm of
                                    Lane & Edson, P.C. From 1979 to 1983, Mr.
                                    Bonder practiced with the Chicago law firm
                                    of Ross and Hardies. Mr. Bonder received an
                                    A.B. from the University of Rochester and a
                                    J.D. from Washington University School of
                                    Law.


                   NAME            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                   ----            ---------------------------------------------
Patrick J. Foye...................  Mr. Foye has served as Executive Vice
                                    President of AIMCO and AIMCO-GP since May
                                    1998. Prior to joining AIMCO, Mr. Foye was a
                                    partner in the law firm of Skadden, Arps,
                                    Slate, Meagher & Flom LLP from 1989 to 1998
                                    and was Managing Partner of the firm's
                                    Brussels, Budapest and Moscow offices from
                                    1992 through 1994. Mr. Foye is also Deputy
                                    Chairman of the Long Island Power Authority
                                    and serves as a member of the New York State
                                    Privatization Council. He received a B.A.
                                    from Fordham College and a J.D. from Fordham
                                    University Law School.

Paul J. McAuliffe.................  Mr. McAuliffe was appointed Executive Vice
                                    President -- Capital Markets in February
                                    1999, and Chief Financial Officer in October
                                    1999. Prior to joining AIMCO, Mr. McAuliffe
                                    was Senior Managing Director of Secured
                                    Capital Corporation and prior to that time
                                    had been a Managing Director of Smith
                                    Barney, Inc. from 1993 to 1996, where he was
                                    a key member of the underwriting team that
                                    led AIMCO's initial public offering in 1994.
                                    Mr. McAuliffe was also a Managing Director
                                    and head of the real estate group at CS
                                    First Boston from 1990 to 1993 and he was a
                                    Principal in the real estate group at Morgan
                                    Stanley & Co., Inc. from 1983 to 1990. Mr.
                                    McAuliffe received a B.A. from Columbia
                                    College and an MBA from University of
                                    Virginia, Darden School.

Steven D. Ira.....................  Mr. Ira is a Co-Founder of AIMCO and has
                                    served as Executive Vice President of AIMCO
                                    since July 1994. Mr. Ira has been Executive
                                    Vice President of AIMCO-GP since July 1998.
                                    From 1987 until July 1994, he served as
                                    President of PAM. Prior to merging his firm
                                    with PAM in 1987, Mr. Ira acquired extensive
                                    experience in property management. Between
                                    1977 and 1981 he supervised the property
                                    management of over 3,000 apartment and
                                    mobile home units in Colorado, Michigan,
                                    Pennsylvania and Florida, and in 1981 he
                                    joined with others to form the property
                                    management firm of McDermott, Stein and Ira.
                                    Mr. Ira served for several years on the
                                    National Apartment Manager Accreditation
                                    Board and is a former president of both the
                                    National Apartment Association and the
                                    Colorado Apartment Association. Mr. Ira is
                                    the sixth individual elected to the Hall of
                                    Fame of the National Apartment Association
                                    in its 54-year history. He holds a Certified
                                    Apartment Property Supervisor (CAPS) and a
                                    Certified Apartment Manager designation
                                    from the National Apartment Association, a
                                    Certified Property Manager (CPM) designation
                                    from the National Institute of Real Estate
                                    Management (IREM) and he is a member of the
                                    Board of Directors of the National
                                    Multi-Housing Council, the National
                                    Apartment Association and the Apartment
                                    Association of Metro Denver. Mr. Ira
                                    received a B.S. from Metropolitan State
                                    College in 1975.

Harry G. Alcock...................  Mr. Alcock has served as Vice President of
                                    AIMCO and AIMCO-GP since July 1996, and was
                                    promoted to Senior Vice President --
                                    Acquisitions in October 1997, with
                                    responsibility for acquisition and financing
                                    activities since July 1994. From June 1992
                                    until July 1994, Mr. Alcock served as Senior
                                    Financial Analyst for PDI and HFC. From 1988
                                    to 1992, Mr. Alcock worked for Larwin
                                    Development Corp., a Los Angeles based real
                                    estate developer, with responsibility for
                                    raising debt and joint venture equity to
                                    fund land acquisitions and development. From
                                    1987 to 1988, Mr. Alcock worked for Ford
                                    Aerospace Corp. He received his B.S. from
                                    San Jose State University.


                   NAME            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                   ----            ---------------------------------------------
Richard S. Ellwood................  Mr. Ellwood was appointed a Director of
12 Auldwood Lane                    AIMCO in July 1994 and is currently Chairman
Rumson, NJ 07660                    of the Audit Committee. Mr. Ellwood is the
                                    founder and President of R.S. Ellwood & Co.,
                                    Incorporated, a real estate investment
                                    banking firm. Prior to forming R.S. Ellwood
                                    & Co., Incorporated in 1987, Mr. Ellwood had
                                    31 years experience on Wall Street as an
                                    investment banker, serving as: Managing
                                    Director and senior banker at Merrill Lynch
                                    Capital Markets from 1984 to 1987; Managing
                                    Director at Warburg Paribas Becker from 1978
                                    to 1984; general partner and then Senior
                                    Vice President and a director at White, Weld
                                    & Co. from 1968 to 1978; and in various
                                    capacities at J.P. Morgan & Co. from 1955 to
                                    1968. Mr. Ellwood currently serves as a
                                    director of FelCor Suite Hotels, Inc. and
                                    Florida East Coast Industries, Inc.

J. Landis Martin..................  Mr. Martin was appointed a Director of AIMCO
199 Broadway                        in July 1994 and became Chairman of the
Suite 4300                          Compensation Committee in March 1998. Mr.
Denver, CO 80202                    Martin has served as President and Chief
                                    Executive Officer and a Director of NL
                                    Industries, Inc., a manufacturer of titanium
                                    dioxide, since 1987. Mr. Martin has served
                                    as Chairman of Tremont Corporation, a
                                    holding company operating through its
                                    affiliates Titanium Metals Corporation
                                    ("TIMET") and NL Industries, Inc., since
                                    1990 and as Chief Executive Officer and a
                                    director of Tremont since 1998. Mr. Martin
                                    has served as Chairman of Timet, an
                                    integrated producer of titanium, since 1987
                                    and Chief Executive Officer since January
                                    1995. From 1990 until its acquisition by
                                    Dresser Industries, Inc. ("Dresser") in
                                    1994, Mr. Martin served as Chairman of the
                                    Board and Chief Executive Officer of Baroid
                                    Corporation, an oilfield services company.
                                    In addition to Tremont, NL and TIMET, Mr.
                                    Martin is a director of Dresser, which is
                                    engaged in the petroleum services,
                                    hydrocarbon and engineering industries.



Carla R. Stoner...................  Ms. Stoner joined AIMCO in July 1997 as Vice
                                    President of Finance and Administration and
                                    became Senior Vice President - Real Estate
                                    Accounting in November 1998. Prior to
                                    joining AIMCO, Ms. Stoner was with National
                                    Housing Partners since 1989. While at
                                    National Housing Partners, Ms. Stoner served
                                    as a real estate controller from 1989 to
                                    1992, as Vice President of Accounting from
                                    1992 to 1995 and as Interim Chief
                                    Information Officer from 1995 to July 1997.
                                    Prior to joining National Housing Partners,
                                    Ms. Stoner was a Senior Auditor with
                                    Deloitte & Touche from 1984 to 1989. Ms.
                                    Stoner received a B.A. in accounting from
                                    Virginia Tech.


                   NAME            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                   ----            ---------------------------------------------
Thomas L. Rhodes..................  Mr. Rhodes was appointed a Director of AIMCO
215 Lexington Avenue                in July 1994. Mr. Rhodes has served as the
4th Floor                           President and a Director of National Review
New York, NY 10016                  magazine since November 30, 1992, where he
                                    has also served as a Director since 1998.
                                    From 1976 to 1992 , he held various
                                    positions at Goldman, Sachs & Co. and was
                                    elected a General Partner in 1986 and served
                                    as a General Partner from 1987 until
                                    November 27, 1992. He is currently
                                    Co-Chairman of the Board , Co-Chief
                                    Executive Officer and a Director of
                                    Commercial Assets Inc. and Asset Investors
                                    Corporation. He also serves as a Director of
                                    Delphi Financial Group, Inc. and its
                                    subsidiaries, Delphi International Ltd.,
                                    Oracle Reinsurance Company, and the Lynde
                                    and Harry Bradley Foundation. Mr. Rhodes is
                                    Chairman of the Empire Foundation for Policy
                                    Research, a Founder and Trustee of Change
                                    NY, a Trustee of The Heritage Foundation,
                                    and a Trustee of the Manhattan Institute.



John D. Smith.....................  Mr. Smith was appointed a Director of AIMCO
3400 Peachtree Road                 in November 1994. Mr. Smith is Principal and
Suite 8311994                       President of John D. Smith Developments. Mr.
Atlanta, GA 30326                   Smith has been a shopping center developer,
                                    owner and consultant for over 8.6 million
                                    square feet of shopping center projects
                                    including Lenox Square in Atlanta, Georgia.
                                    Mr. Smith is a Trustee and former President
                                    of the International Council of Shop ping
                                    Centers and was selected to be a member of
                                    the American Society of Real Estate
                                    Counselors. Mr. Smith served as a Director
                                    for Pan-American Properties, Inc. (National
                                    Coal Board of Great Britain) formerly known
                                    as Continental Illinois Properties. He also
                                    serves as a director of American Fidelity
                                    Assurance Companies and is retained as an
                                    advisor by Shop System Study Society, Tokyo,
                                    Japan.
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                                       I-5

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                         By Overnight Courier:                          By Hand:
             P.O. Box 2065                        111 Commerce Road                       111 Commerce Road
    S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                   Carlstadt, N.J. 07072
                                             Attn.: Reorganization Dept.             Attn.: Reorganization Dept.
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                          For information, please call:

                            TOLL FREE: (888) 349-2005